

ANNUAL SHAREHOLDERS' MEETING

DECEMBER 10, 2020

FORWARD LOOKING STATEMENTS

Statements made in this presentation may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements relate to, without limitation, the Company's future economic performance, plans and objectives for future operations and projections of revenue and other financial items. Forward-looking statements can be identified by the use of words such as "may," "will," "plan," "should," "expect," "anticipate," "estimate," "continue" or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed under the headings "Risk Factors" in the Company's Annual Report on Form 10-K, as may be supplemented or amended by the Company's Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The Company assumes no obligation to update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Agenda

I. Introduction to Schmitt

II. Year in Review

III. Measurement Segment

IV. Ice Cream Segment

V. Plan of Action

VI. Questions

Intro to Schmitt Industries



NASDAQ: SMIT

Holding company that invests in, operates, and builds middle-market businesses to create shareholder value

- Value Investing DNA
- Turnaround Skillset

Portfolio

- ~$9.5m Cash
- Real Estate
- Two Operating Segments
  - Measurements
  - Ice Cream

Three Businesses



Based in Portland, OR



Based in Brooklyn, NY

Note: Cash represents Schmitt's approximate cash and cash equivalents as of August 31, 2020.

Schmitt's Board and Executives



Michael R. Zapata
Chairman, CEO
2018



Charles Davidson
Audit Chair
2016



Andrew Hines
Comp Chair
2018



Steven Strom
Nominating Chair
2019



Lillian Tung
Director
2020



Philip Bosco
CFO
2020

Corporate Governance Changes

Declassify Board

Plan to Remove
Shareholder Protection Plan



Jamie Schmidt
Corporate Development
2019

Brief History

2016 – Schmitt is a Portland, Oregon-based manufacturer with 3 product lines (SBS, Acuity, and XACT) and history of losses

2017 – Sententia Capital, the investment fund run by CEO Michael Zapata makes a passive investment in Schmitt

2018 – Sententia files 13D and runs activist campaign, leading to appointments of Michael Zapata as Executive Chairman and Andrew Hines as a director
- Valued SMIT at $18-$22m versus ~$10m market cap, estimates SBS alone worth $10m

2019 – SBS Focus
- Largest division with ~$9m in sales
- Executes turnaround and improves margins
- Sells SBS division for $10.5m (November 2019), exceeding expected value
- Implements NOL protection plan and uses NOLs to execute tax efficient sale

2020 – Capital Allocation
- Repurchases ~10% of shares
- Evaluates multiple strategic pathways and transactions
- Acquires Ample Hills out of bankruptcy in July

Schmitt Portfolio

Business Lines	**Owned Real Estate**	**Cash**
Acuity®		~$9.5 million
Xact® TANK MONITORING SYSTEMS		
Ample Hills CREAMERY		













SCHMITT® INDUSTRIES

Note: Cash represents Schmitt's approximate cash and cash equivalents as of August 31, 2020.

7

Agenda

I.   Introduction to Schmitt

II. Year in Review

III. Measurement Segment

IV. Ice Cream Segment

V.   Plan of Action

VI. Questions

Schmitt Year in Review

OCT '19 | NOV | JAN '20 | APR | JUL | OCT | DEC

SBS/Tosei | SMIT 2.0

Ample Hills

1Q 2020 | 2Q 2020 | 3Q 2020 | Fiscal 2020 YE | 1Q2021 | AGM



SMIT Stock Price
6
5
4
3
2
1
0
365K shares
$1.19M
Dutch Tender Offer
72K shares
$234K
SBS Sale Agreement
Ample Hills Acquisition
Announcements
Repurchases
10/1/19
11/1/19
12/1/19
1/1/20
2/1/20
3/1/20
4/1/20
5/1/20
6/1/20
7/1/20
8/1/20
9/1/20
10/1/20
11/1/20

Schmitt Progression

- Phase 1: Value Realization (hidden assets)
  - 2018 - 2019: Schmitt 1.0 (SBS → $10.5m)

- Phase 2: Value Investing
  - 2019 – 2020: Share Repurchases, Business Investment, Portfolio Investment

- Phase 3: Value Creation
  - 2020 – 2021: Focus on Developing Businesses, Strategic Alternatives for Real Estate

SCHMITT
INDUSTRIES

Agenda

I.   Introduction to Schmitt

II. Year in Review

III. Measurement Segment

IV. Ice Cream Segment

V.   Plan of Action

VI. Questions

SCHMITT
INDUSTRIES

Measurement Revenue Profile



Acuity Monthly Revenue
Thousands
$250
$200
$150
$100
$50
$0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep*
Oct*
Nov*
Dec*
2019
2020

- Sensitive to customer capex spending
- Most impacted by COVID; revenue has stabilized in the second half of the year
- CY20 forecast: $1.6M (~-20% y/y)



Xact Monthly Revenue
Thousands
$250
$200
$150
$100
$50
$0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep*
Oct*
Nov*
Dec*
2019
2020

- Consistent sales due to recurring monitoring revenue
- CY20 forecast: $2.3M (~+2% y/y)

SCHMITT INDUSTRIES

*2020 figures for September through December are projected

Resilient Revenue Stream



SMS Cumulative YTD Revenue

$4.3 Actual

$3.9* Projection

- * Projections
- Forecasted CY20 SMS Revenue: ~$3.9m (down ~8% y/y)

SMS Plan of Action

5-year goal: Double revenue to $8 million with 25% EBITDA margins



- Lower unit cost

- Expand into adjacent markets through ultrasonic tank monitoring technology and cellular

- Enhance customer experience through portal and product upgrade



- Total addressable market expansion and market share gains

- Focus on manufacturing customers with customization needs

- New key customer wins

- Enhanced customer experience

- Key partnerships

Agenda

I. Introduction to Schmitt

II. Year in Review

III. Measurement Segment

IV. Ice Cream Segment

V. Plan of Action

VI. Questions

Ample Hills


Ample Hills
CREAMERY
Just Vanilla,
Please.
ICE CREAM 14oz (414ml)

<u>Chapter 11 Asset Purchase</u>

- Closed on July 9, 2020
- $1.6m Purchase Price
    - $1m Asset Purchase
    - $600k Cure Costs


Ample Hills
CREAMERY
Nonna D's
Oatmeal Lace
ICE CREAM 14oz (414ml)

<u>Great Brand</u>

- All IP and Incredible Flavors
- Dedicated Amployees
- 1 Brooklyn Factory
- 10 Scoop Shops

SCHMITT INDUSTRIES

Ample Hills

Strong brand that failed due to fixable causes:

- Factory Issues
  - 2 years behind schedule and ~$4.5m over budget
  - Opened with <40% capacity utilization

- Overly aggressive expansion
  - Limited location or cost analysis
  - Large stores on premium properties with low sales

- Poor operational and financial discipline
  - Bloated org chart in factory and senior management
  - Poor capital allocation decisions

SCHMITT
INDUSTRIES

3 Phases

Phase 1 **Stabilize Ample Hills**	- Highest Risk Period due to COVID 19 - Rehire Amployees - Implement financial and operational discipline
Phase 2 **Build the Foundation**	- Increase Factory Utilization - Establish Processes - Define Store Economics
Phase 3 **Growth**	- Expand Store Footprint - Accelerate Wholesale and E-Commerce

SCHMITT®
INDUSTRIES

Ample Hills- Keys To Success

1. Investment in our Team

2. Revenue and Cost

3. Data Backed Decisions

4. Purpose Driven Company

SCHMITT®
INDUSTRIES

Key Levers



Optimize Four Revenue Streams

Retail Stores

Wholesale

E-Commerce

Co-Packing



Cost Containment – Do More with Less

Factory

Stores

Corporate Overhead

Agenda

I. Introduction to Schmitt

II. Year in Review

III. Measurements Segment

IV. Ice Cream Segment

V. Plan of Action

VI. Questions

Schmitt Progression

- ## Phase 1: Value Realization (hidden assets)
  - 2018 - 2019: Schmitt 1.0 (SBS → $10.5m)

- ## Phase 2: Value Investing
  - 2019 – 2020: Share Repurchases, Business Investment, Portfolio Investment

- ## Phase 3: Value Creation
  - 2020 – 2021: Focus on Developing Businesses, Strategic Alternatives for Real Estate

SCHMITT
INDUSTRIES

Plan of Action

1. Stabilize and support Ample Hills

2. Explore real estate strategic alternatives for funding flexibility

3. Invest in existing businesses based on ROI

4. Explore acquisitions to build out Schmitt portfolio

SCHMITT
INDUSTRIES

Ample Hills E-Commerce Discount

We want our shareholders to try and enjoy our products.

"SMIT" Promo Code

- 10% off Orders
- 2 Days



www.amplehills.com
Instagram, Twitter, FB: @amplehills

Shareholder Question

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